UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 7, 2025

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares of Shell plc as set out below following the vesting of conditional awards granted in 2022 under the Long Term Incentive Plan (“LTIP”).

PDMR	Date Acquired	Share Type	Number of shares vested
Wael Sawan	06 March 2025	SHELL (AMS)	151,531.08
Sinead Gorman	06 March 2025	SHEL (LSE)	162,056.49
Philippa Bounds	06 March 2025	SHEL (LSE)	35,424.70
Robin Mooldijk	06 March 2025	SHELL (AMS)	64,370.49
Rachel Solway	06 March 2025	SHEL (LSE)	31,882.23
Huibert Vigeveno	06 March 2025	SHELL (AMS)	119,060.13
Zoe Yujnovich	06 March 2025	SHELL (AMS)	119,060.13

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe
Deputy Company Secretary

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	151,531.08
Total	N/A
Aggregated information
Volume	151,531.08
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	162,056.49
Total	N/A
Aggregated information
Volume	162,056.49
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	35,424.70
Total	N/A
Aggregated information
Volume	35,424.70
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	64,370.49
Total	N/A
Aggregated information
Volume	64,370.49
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	31,882.23
Total	N/A
Aggregated information
Volume	31,882.23
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	119,060.13
Total	N/A
Aggregated information
Volume	119,060.13
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Integrated Gas & Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2022 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	119,060.13
Total	N/A
Aggregated information
Volume	119,060.13
Price	NIL
Total	N/A
Date of transaction	06/03/2025
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 7, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary